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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ZiLog, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

989524-20-2
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bond Street Capital, L.L.C. – IRS EIN 22-3661275

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,819,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,819,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,819,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No	989524-20-2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sam S. Kim

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,819,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,819,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,819,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	989524-20-2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
UBS Willow Management, L.L.C. – IRS EIN 13-4101847

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,819,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,819,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,819,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No	989524-20-2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
UBS Fund Advisor, L.L.C. – IRS EIN 13-3908974

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,819,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,819,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,819,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No	989524-20-2

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
UBS Willow Fund, L.L.C. – IRS EIN 13-4101846

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,819,039

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,819,039

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,819,039

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.79%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	989524-20-2

Item 1.	(a).	Name of Issuer:

Zilog, Inc.

(b).	Address of Issuer's Principal Executive Offices:

6800 Santa Teresa Boulevard San Jose, California 95119

Item 2.	(a).	Name of Person Filing:
Bond Street Capital, L.L.C. Sam S. Kim UBS Willow Management, L.L.C. UBS Fund Advisor, L.L.C. UBS Willow Fund, L.L.C.

(b).	Address of Principal Business Office, or if None, Residence:

The principal office of Bond Street Capital and Sam S. Kim is:
700 Palisade Avenue
Englewood Cliffs, New Jersey 07632
The principal office of UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C., and UBS Willow Fund, L.L.C. is:
51 West 52nd Street
New York, New York 10019

(c).	Citizenship:

Bond Street Capital, L.L.C. – New Jersey Sam S. Kim - United States of America UBS Willow Management, L.L.C. -- Delaware UBS Fund Advisor, L.L.C. -- Delaware UBS Willow Fund L.L.C. -- Delaware

(d).	Title of Class of Securities:

Common Stock, $0.01 par value

(e).	CUSIP Number:

989524-20-2

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of August 10, 2007:

(a)	Bond Street Capital, L.L.C. – 1,819,039 Sam S. Kim - 1,819,039 UBS Willow Management, L.L.C. -- 1,819,039 UBS Fund Advisor, L.L.C. -- 1,819,039 UBS Willow Fund L.L.C. -- 1,819,039

(b)	Percent of class:

Bond Street Capital, L.L.C. – 10.79% Sam S. Kim - 10.79% UBS Willow Management, L.L.C. -- 10.79% UBS Fund Advisor, L.L.C. -- 10.79% UBS Willow Fund L.L.C. -- 10.79%

(c)	Number of shares as to which the person has:

Bond Street Capital, L.L.C.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,819,039	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,819,039	.

Sam S. Kim

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,819,039	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,819,039	.

UBS Willow Management, L.L.C.

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,819,039

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,819,039

UBS Fund Advisor, L.L.C.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,819,039	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,819,039	.

UBS Willow Fund, L.L.C.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,819,039	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,819,039	.

*Percent of class based on 16,860,428 shares outstanding as of September 29, 2007 (based on the Issuer’s Form 10-Q filed September 29, 2007).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

Bond Street Capital, L.L.C.**+

By:	/s/ Sam S. Kim
Name:	Sam S. Kim
Title:	Managing Member

/s/ Sam S. Kim
Sam S. Kim**+

UBS Willow Management, L.L.C.**+

By:	/s/ Robert Aufenanger
Name:	Robert Aufenanger
Title:	Authorized Person

UBS Fund Advisor, L.L.C.**+

By:	/s/ Robert Aufenanger
Name:	Robert Aufenanger
Title:	Authorized Person

UBS Willow Fund, L.L.C.**+

By:	/s/ Robert Aufenanger
Name:	Robert Aufenanger
Title:	Authorized Person

**
Bond Street Capital, L.L.C., Sam S. Kim, UBS Willow Management, L.L.C., UBS Fund Advisor, L.L.C. UBS Willow Fund, L.L.C. (collectively, the “Reporting Persons”) may each be deemed to have beneficial ownership of 1,819,039 Shares.

UBS Willow Management, L.L.C. serves as investment adviser to the UBS Willow Fund, L.L.C. (the “Fund”), record owner of the Shares.  UBS Willow Management, L.L.C. is responsible for the investment and reinvestment of the assets of the Fund.  UBS Willow Management, L.L.C. is a joint venture between UBS Fund Advisor, L.L.C. and Bond Street Capital, L.L.C.  UBS Fund Advisor, L.L.C. is the managing member of UBS Willow Management, L.L.C.  Sam S. Kim is the managing member and controlling principal of Bond Street Capital, L.L.C.  Bond Street Capital, L.L.C. manages the Fund’s investment portfolio on behalf of UBS Willow Management, L.L.C. under oversight of UBS Fund Advisor, L.L.C.  UBS Fund Advisor, L.L.C. is a wholly owned direct subsidiary of UBS Americas Inc., which in turn is a wholly owned indirect subsidiary of UBS AG.

+	Each Reporting Persons disclaims beneficial ownership except to the extent of their respective pecuniary interests therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13GA dated February 14, 2008 relating to the Common Stock, $0.01 par value of Zilog, Inc. shall be filed on behalf of the undersigned.

Bond Street Capital, L.L.C.

By:	/s/ Sam S. Kim
Name:	Sam S. Kim
Title:	Managing Member

/s/ Sam S. Kim
Sam S. Kim**+

UBS Willow Management, L.L.C.

By:	/s/ Robert Aufenanger
Name:	Robert Aufenanger
Title:	Authorized Person

UBS Fund Advisor, L.L.C.

By:	/s/ Robert Aufenanger
Name:	Robert Aufenanger
Title:	Authorized Person

UBS Willow Fund, L.L.C.

By:	/s/ Robert Aufenanger
Name:	Robert Aufenanger
Title:	Authorized Person

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